/ UBS GLOBAL FINANCIAL SERVICES CONFERENCE/ MAY 9, 2011
Filed by The NASDAQ OMX Group, Inc.
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934
Subject Company: NYSE Euronext
Commission File No.: 001-33392

DISCLAIMERS

Forward-Looking Statements
Information set forth in this communication contains forward-looking statements that involve a number of risks and uncertainties. NASDAQ OMX and ICE caution readers that any forward-looking information is not a guarantee of future performance and that actual results could differ materially from those contained in the forward-looking information. Such forward-looking statements include, but are not limited to (i) projections about future financial results, growth, trading volumes, tax benefits and achievement of synergy targets, (ii) statements about the implementation dates and benefits of certain strategic initiatives, (iii) statements about integrations of recent acquisitions, and (iv) other statements that are not historical facts. Forward-looking statements involve a number of risks, uncertainties or other factors beyond NASDAQ OMX’s and ICE’s control. These factors include but are not limited to, NASDAQ OMX’s and ICE’s ability to implement its strategic initiatives, economic, political and market conditions and fluctuations, government and industry regulation, interest rate risk, U.S. and global competition, and other factors detailed in each of NASDAQ OMX’s and ICE’s filings with the U.S. Securities and Exchange Commission (the “SEC”), including (i) NASDAQ OMX’s annual reports on Form 10-K and quarterly reports on Form 10-Q that are available on NASDAQ OMX’s website at http://nasdaqomx.com and (ii) ICE’s annual reports on Form 10-K and quarterly reports on Form 10-Q that are available on ICE’s website at
http://theice.com. NASDAQ OMX’s and ICE’s filings are also available on the SEC website at www.sec.gov. Risks and uncertainties relating to the proposed transaction include: NASDAQ OMX, ICE and NYSE Euronext will not enter into any definitive agreement with respect to the proposed transaction; required regulatory approvals and financing commitments will not be obtained on satisfactory terms and in a timely manner, if at all; the proposed transaction will not be consummated; the anticipated benefits of the proposed transaction will not be realized; and the integration of NYSE Euronext’s operations with those of NASDAQ OMX or ICE will be materially delayed or will be more costly or difficult than expected.  NASDAQ OMX and ICE undertake no obligation to publicly update any forward-looking statement, whether as a result of new information, future events or otherwise.
.
Important Information About the Proposed Transaction and Where to Find It:
Subject to future developments, additional documents regarding the transaction may be filed with the SEC.  This material is for informational purposes only and does not constitute an offer to exchange, or a solicitation of an offer to exchange, shares of common stock of NYSE Euronext.
This material is not a substitute for the tender offer statement, registration statements, offer to exchange/prospectuses and other documents that are intended to be filed with the SEC by NASDAQ OMX, ICE and their affiliates regarding an exchange offer for shares of common stock of NYSE Euronext.  Nor is this material a substitute for the joint proxy statement/prospectuses or any other documents NASDAQ OMX, ICE and NYSE
Euronext would file with the SEC.  Such documents, however, are not currently available.  INVESTORS ARE URGED TO CAREFULLY READ THE TENDER OFFER STATEMENT, REGISTRATION STATEMENTS, OFFER
TO EXCHANGE/PROSPECTUSES AND OTHER EXCHANGE OFFER DOCUMENTS NASDAQ OMX, ICE AND THEIR AFFILIATES WILL FILE WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS
THERETO, WHEN THEY BECOME AVAILABLE, AND THE PROXY STATEMENT/PROSPECTUSES REGARDING THE PROPOSED TRANSACTION AND ANY OTHER DOCUMENTS NASDAQ OMX, ICE AND NYSE
EURONEXT WOULD FILE WITH THE SEC, IF AND WHEN THEY BECOME AVAILABLE, BECAUSE SUCH DOCUMENTS WILL CONTAIN IMPORTANT INFORMATION.  All such documents, when filed, are available free of charge at the SEC’s website (http://www.sec.gov) or by directing a request, in the case of NASDAQ OMX’s filings, to NASDAQ OMX at One Liberty Plaza, New York, New York 10006, Attention: Investor Relations or, in
the case of ICE’s filings, to ICE, at 2100 RiverEdge Parkway, Suite 500, Atlanta, Georgia, 30328, Attention: Investor Relations; or by emailing a request to ir@theice.com.
This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.
Participants in the Solicitation:
NASDAQ OMX, ICE, and their respective directors, executive officers and other employees may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction.
You can find information about NASDAQ OMX and NASDAQ OMX’s directors and executive officers in NASDAQ OMX’s Annual Report on Form 10-K, filed with the SEC on February 24, 2011, and in NASDAQ OMX’s proxy statement for its 2011 annual meeting of stockholders, filed with the SEC on April 15, 2011.
You can find information about ICE and ICE’s directors and executive officers in ICE’s Annual Report on Form 10-K, filed with the SEC on February 9, 2011, and in ICE’s proxy statement for its 2011 annual meeting of stockholders, filed with the SEC on April 1, 2011.
Additional information about the interests of potential participants will be included in the joint proxy statement/prospectuses, if and when it becomes available, and the other relevant documents filed with the SEC.
Non-GAAP Information
In addition to disclosing results determined in accordance with GAAP, NASDAQ OMX also discloses certain non-GAAP results of operations, including net income attributable to NASDAQ OMX, diluted earnings per share, operating expenses, and operating income that make certain adjustments or exclude certain charges and gains that are described in the reconciliation table of GAAP to non-GAAP information provided at the end of this release. Management believes that this non-GAAP information provides investors with additional information to assess NASDAQ OMX's operating performance by making certain adjustments or excluding costs or gains and assists investors in comparing our operating performance to prior periods. Management uses this non-GAAP information, along with GAAP information, in evaluating its historical operating performance.  The non-GAAP information is not prepared in accordance with GAAP and may not be comparable to non-GAAP information used by other companies. The non-GAAP information should not be viewed as a substitute for, or superior to, other data prepared in accordance with GAAP.

Strengthens European equity markets by creating a new, truly pan-
European equity trading platform and a major new force in European derivatives
Allows for competition and choice, providing customers, stakeholders and regulators with vibrant, globally competitive markets for trading and listings
Secures Paris and London as premier international financial hubs
Greater benefits to all stakeholders and more responsive to global market structure evolution
NASDAQ OMX AND ICE SUPERIOR PROPOSAL TO ACQUIRE NYSE EUORNEXT
Offer represents greater value for NYX stockholders ~ $1.3 billion premium to Deutsche Boerse offer
(1)
Opportunity to participate in value creation through $740mm in combined synergies
(2)
and enhanced growth prospects
Greater near-term value through cash component and significant longer-
term opportunity with exposure to two focused players in equities and derivatives
NYSE EURONEXT STOCKHOLDERS NASDAQ OMX AND ICE STOCKHOLDERS
Europe
INVESTORS, ISSUERS AND OTHER MARKET PARTICIPANTS
US
Note: Synergy assumptions subject to due diligence.
Creates deeper liquidity pools, better price discovery for investors and greater market efficiencies in US cash equities and equity options enhancements with increased scale
Solidifies US leadership in global capital markets
Enhances customer benefits by providing consolidated view of fragmented marketplace
17
Significant value creation for both stockholder bases from revenue and expense synergies
NASDAQ OMX acquisition meaningfully accretive to stockholders 12-18 months following close, with double digit accretion soon after; ICE acquisition solidly accretive by year two
(1)
Based on Deutsche Boerse closing price of €56.05 and $ / € exchange rate of 1.427 as of May 9, 2011.  (2) Reflects combined NASDAQ OMX and ICE synergies
Provides greater flexibility to invest in ongoing innovation and platform

PROPOSED TRANSACTION SUMMARY
$42.46
ANTICIPATED CLOSING
Q4 2011, subject to government, regulatory and NYSE Euronext, NASDAQ OMX and ICE stockholder approvals
STRUCTURE
CONSIDERATION
NASDAQ OMX to acquire 100% of the outstanding shares of NYSE Euronext (NYX)
NASDAQ OMX to retain NYSE Euronext Cash Trading & Listings, US Options and Information Services &
Technology Solutions businesses
In a contemporaneous transaction, ICE to acquire NYSE Liffe including Liffe US and NYPC
0.4069 shares of NDAQ stock per NYX share
0.1436 shares of ICE stock per NYX share
$14.24 in cash per NYX share
Represents 67% in NDAQ / ICE stock and 33% in cash
IMPLIED NYX PRICE
PER SHARE
PREMIUM TO:
– CLOSE 5/9/11
– CURRENT DEUTSCHE   BÖRSE
OFFER
– UNAFFECTED NYX PRICE (2/8/11)
5%
13%
27%
FINANCING
Fully committed financing of more than $3.8 billion
ANTITRUST /  REGULATORY
We have filed notification of our intent to acquire shares of NYSE Euronext under the Hart-Scott-Rodino Antitrust
Improvements Act of 1976 with both the Federal Trade Commission and the Antitrust Division of the Department of
Justice, triggering the formal commencement of the waiting period under the HSR Act.

NYSE EURONEXT’S OBLIGATION TO EXPLORE PROPOSAL

NASDAQ OMX AND ICE HAVE TAKEN A SERIES OF STEPS DEMONSTRATING
COMMITMENT TO PURSUING THEIR PROPOSAL
BY REFUSING TO ENGAGE, NYSE EURONEXT BOARD IS DENYING ITS SHAREHOLDERS THE
OPPORTUNITY TO BENEFIT FROM A CLEARLY SUPERIOR PROPOSAL
•
Developed financially and strategically superior proposal to current transaction with Deutsche Boerse
•
Provided Merger Agreement substantially consistent with terms of current Business Combination Agreement with
Deutsche Boerse
•
Included $350 million reverse break-up fee, demonstrating confidence in obtaining antitrust and competition approvals
•
Secured committed financing totaling more than $3.8 billion
•
NYSE need not determine that NASDAQ OMX/ICE proposal is “Superior” prior to due diligence
•
13% premium to Deutsche Boerse proposal, or $1.3 billion, as of May 9, 2011
•
Current agreement with Deutsche Boerse does not include break-up fee if transaction is blocked by regulators
•
Deutsche Boerse transaction requires that 75% of DB shares are tendered

NASDAQ OMX and ICE have delivered significant earnings growth through successful acquisitions and integrations, despite a challenging macro economic environment
Source: Company filings; pro forma financials adjusted for non-recurring items.
* TMX growth calculated using Q111 consensus results.
PROVEN ABILITY TO DELIVER GROWTH
Full Year 2007 – 2010 EPS Growth (%) Q1 ’07 – Q1 ’11 EPS Growth (%)